Exhibit (a)(1)(B)

Westin Hotels Limited Partnership Responds to Amended Tender Offer

      White Plains, NY, December 29, 2003 — On December 22, 2003, WHLP Acquisition LLC (“Purchaser”), a wholly owned subsidiary of Starwood Hotels & Resorts Worldwide, Inc. (“Starwood”), increased the price at which it is offering to purchase all of the issued and outstanding limited partnership units of Westin Hotels Limited Partnership (“WHLP”), to $700 per unit, less the amount of any distributions per unit made by WHLP from December 22, 2003 until the date on which Purchaser purchases the units tendered in the offer from $625 per unit, less the amount of any distributions per unit made by WHLP from October 1, 2003 until the date on which Purchaser purchases the units tendered in the offer.

      In connection with the amended offer, Purchaser is seeking the consent of the limited partners of WHLP to proposals to amend WHLP’s partnership agreement to render certain transfer restrictions contained in the partnership agreement inapplicable to the amended offer and effect a merger of WHLP with Purchaser or one of its affiliates.

      The Board of Directors of Westin Realty Corp. (the “General Partner”), the general partner of WHLP, has evaluated the terms of the amended offer and makes no recommendation as to whether limited partners should accept or reject the amended offer and is remaining neutral with respect to the amended offer. The General Partner recommended that the limited partners consider the following revised factors in making their own decision about whether to accept or reject the amended offer as well as the factors contained in the Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 18, 2003:

1. Houlihan Lokey Howard & Zukin Financial Advisors, Inc. rendered an opinion to the effect that, as of the date of such opinion, the consideration to be received in connection with the amended offer is fair to a limited partner from a financial point of view. However, the opinion addresses only the fairness from a financial point of view of the consideration to be received by a limited partner in the amended offer and does not constitute a recommendation to any limited partner as to whether to tender, or not tender, units in the amended offer.

2. The $700 per unit price offered by Purchaser is $150 more per unit than the price offered by Kalmia Investors LLC and its related investors in two recent tender offers and is $175 more per unit than the price offered by Windy City Investments LLC and its related investors in its recent tender offer for units of WHLP. Additionally, unlike the tender offers by Kalmia Investors and Windy City Investments, Purchaser is seeking to purchase all of the outstanding units of WHLP rather than only a specified amount of the units.

3. As reported in WHLP’s Amendment No. 2 to its Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the SEC on December 29, 2003, total operating revenues, revenue per available room and average daily rate for the Michigan Avenue in November 2003 were lower than November 2002. The General Partner believes that the hotel real estate market is currently at a relative low point in the cycle but expects that the market will recover over the next few years, although the timing and extent of any such recovery is uncertain. Furthermore, the General Partner believes that the Michigan Avenue will not experience significant revenue and income growth in calendar year 2004 due in part to a reduced number of conventions in the Chicago area. Although the hotel real estate market recently has shown signs of improvement, there can be no assurance that this improvement will be sustained. WHLP may not be able to sell the Michigan Avenue at a satisfactory price in the future, and the per unit cash proceeds a limited partner would realize upon a sale of the Michigan Avenue or a future liquidation of WHLP may not be greater than, and may be substantially less than, Purchaser’s amended offer price.

      4.     Although the General Partner has not actively marketed WHLP or the Michigan Avenue during the last two years, the terms of the amended offer and other recent tender offers for units of WHLP have been reported in newspapers with national circulation and in the hotel industry press. The General Partner believes that any potential buyers of the Michigan Avenue have become aware of the price and other terms upon which WHLP may be sold if the amended offer is consummated and understand that they may submit a competing offer for WHLP. Except as indicated in the next paragraph, the General Partner has not recently received any bona fide indications of interest from any potential buyers of the Michigan Avenue.

      During late-November and early-December 2003 a public real estate investment trust not affiliated with Starwood or WHLP (the “Public REIT”) orally indicated to Jones Lang LaSalle Hotels (“JLL”), a nationally recognized broker, that it might be interested in an acquisition of the Michigan Avenue. The Public REIT conducted a limited amount of due diligence, including reviewing certain information provided by WHLP and touring the Michigan Avenue. After such due diligence the Public REIT informed JLL that it was concerned with the hotel market in Chicago in calendar year 2004 and was not interested in actively pursuing a transaction.

      More detailed information regarding the General Partner’s position with respect to the amended offer is contained in WHLP’s Amendment No. 2 to the Solicitation/ Recommendation Statement on Schedule 14D-9 which was filed with the SEC on December 29, 2003 and is available on the SEC’s website at www.sec.gov.

      For further information please contact Phoenix American Financial Services, Inc., WHLP’s investor relations manager, at 1-800-323-5888.

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